Exhibit 21.1 List of Subsidiaries Company Name Place of Incorporation iRhythm Technologies, Inc. Delaware iRhythm Technologies Ltd. United Kingdom iRhythm Technologies Netherlands B.V. The Netherlands iRhythm Singapore PTE. Ltd. Singapore iRhythm Japan GK (1) Japan iRhythm Philippines, Inc. (1) Philippines (1) iRhythm Japan GK and iRhythm Philippines, Inc. are indirect subsidiaries through iRhythm Singapore PTE. Ltd.